UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 23)

First Franklin Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

320272107
(CUSIP Number)

Jason D. Long
Lenox Wealth Management, Inc.
8044 Montgomery Road, Ste 480
Cincinnati OH 45236
(513) 618-7080

Copy to:

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
(513) 579-6469

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320272107
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lenox Wealth Management, Inc. IRS Identification Number: 31-1445959
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,265
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,265
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.952%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Lame
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,265*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,265*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,265*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.952%
14	TYPE OF REPORTING PERSON* IN

*.  Mr. Lame may be deemed to have voting and dispositive power over these shares as a result of his position as Chief Executive Officer and Chairman of Lenox Wealth Management, Inc.; however, Mr. Lame disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

This Amendment No. 23 (this “Amendment”) amends and supplements the Statement on Schedule 13D (as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 10, 11, 12, 13, 14,15, 16, 17, 18, 19, 20, 21 and 22 filed on or about June 26, 2009, October 7, 2009, November 9, 2009, December 9, 2009, February 16, 2010, February 24, 2010, March 26 2010, April 5, 2010, April 13, 2010, April 15, 2010, April 19, 2010, April 23, 2010, May 7, 2010, May 7, 2010, May 11, 2010, May 14, 2010, June 7, 2010, June 11, 2010, June 18, 2010, June 23, 2010, July 2, 2010 and July 9, 2010 respectively, the “Schedule 13D”) relating to the shares of the common stock, par value, $0.01 per share (the “Common Stock”) of First Franklin Corporation, a Delaware corporation whose principal executive offices are located at 4750 Ashwood Drive, Cincinnati, Ohio 45241 (the “Issuer”), previously filed by Lenox Wealth Management, Inc. (“Lenox”) and John C. Lame.  Lenox and Mr. Lame are hereinafter collectively referred to as the “Reporting Persons.”

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following paragraph after the twenty-second paragraph thereof:

On November 17, 2010, the Reporting Persons sent to the Board of Directors of the Issuer a letter concerning Lenox’s response to the Issuer's announcement regarding an agreement to be acquired by Cheviot Financial Corp., which letter is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

99.1	Letter sent by the Reporting Persons to the Board of Directors of the Issuer on November 17, 2010.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lenox Wealth Management, Inc.

By:	/s/ F. Mark Reuter
Attorney-in-Fact for John C. Lame
Chief Executive Officer
Date: November 17, 2010

John C. Lame

By:	/s/ F. Mark Reuter
Attorney-in-Fact for John C. Lame
Date: November 17, 2010

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.